N Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 5, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 5, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for December 2015

Mumbai, January 5, 2016: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for December 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		DEC 2014	DEC 2015	DEC 2014	DEC 2015	DEC 2014	DEC 2015
Micro	NANO	1537	1368	1414	1374	80	50
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	6007	4468	8510	5525	11	125
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	32	1	10	63
UV1	SUMO	1062	654	1302	721	30	6
UV2	SAFARI, SUMO GRANDE, MOVUS	232	345	667	420	9	2
UV3	ARIA, XENON	52	0	88	3	3	0
V1	VENTURE	21	10	27	25	0	0
V2	ACE MAGIC, MAGIC IRIS	1398	1305	1559	1566	5	22
N1- A1	ACE, ACE EX, ACE Zip	9807	8563	7930	7642	1377	990
N1- A2	Super ACE, TATA207, XENON, Winger DV	1519	3315	1521	2566	751	1518
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	92	601	85	463	8	0
M2- A2	Winger 14 seats, SFC407, CityRide	53	136	136	158	21	27
N2- A1	SFC407, LPT407	597	1304	1251	1426	65	133
N2- A2	SFC709, LPT709	546	1425	234	290	133	121
N2- A3	LPT9109	533	779	402	497	195	92
N2- A4	LPT1109	254	416	1091	879	121	123
M3- A2	LP709, SFC410, LP410	266	222	582	563	271	107
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	785	468	444	373	109	130
M3- C2	LPO1512, LPO1612, Starbus, Divo	820	750	1038	614	345	465
N3- A1	LPT1613, LPK1616, SK1613	2991	2764	2001	1966	223	302
N3- B1(a)	LPT2518, LPK2518	2527	2493	3066	2609	167	93
N3- B1(b)	LPT3118	1944	3178	2791	3221	2	78
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	2082	255	375	1	1
N3-B2(d)	LPS4018, LPS4023	1139	41	1347	2024	18	109
N3- B2(e)	LPS4928	126	313	3	115	3	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	219	281	332	302	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.